July 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Ms. Mara L. Ransom

Re:	Natural Grocers by Vitamin Cottage, Inc.
Registration Statement on Form S-1
File No. 333-182186

Dear Ms. Ransom:

The undersigned as the representatives of the several underwriters of the offering of securities of Natural Grocers by Vitamin Cottage, Inc. (the “Company”) pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), SunTrust Robinson Humphrey, Inc. and Piper Jaffray & Co. wish to advise you that in connection with the Registration Statement, 2,933 Preliminary Prospectuses dated July 12, 2012 and 2,933 Preliminary Prospectuses dated July 20, 2012 were distributed during the period beginning on July 12, 2012 and through the date hereof to the four underwriters and others.

We further advise you that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company for acceleration of the effective date of the Registration Statement to 2:00 p.m., Washington, D.C. time, on Tuesday, July 24, 2012, or as soon thereafter as practicable.

Sincerely,

SunTrust Robinson Humphrey, Inc., as representative of the several underwriters

	By:	/s/ John Williams
Name: John Williams
Title: Managing Director

Piper Jaffray & Co., as representative of the several underwriters

	By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

cc: Keith M. Townsend - King & Spalding LLP